Exhibit 99.1

GOLD ROYALTY CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

		As at March 31, 2023	As at December 31, 2022
	Notes	($)	($)
Assets
Current assets
Cash and cash equivalents		6,799	5,847
Short-term investments	3	3,000	3,840
Accounts receivable		511	648
Prepaids and other receivables		2,102	1,201
		12,412	11,536
Non-current assets
Royalty and other mineral interests	4	666,211	667,504
Long-term investment	5	1,587	1,587
Investment in associate	6	1,335	1,459
Other long-term assets		303	324
		669,436	670,874

		681,848	682,410

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		4,223	3,691
Government loan		44	44
Derivative liabilities	8	12	242
Dividend payable		1,414	—
		5,693	3,977
Non-current liabilities
Non-current portion of lease obligation		228	246
Bank loan	7	9,888	9,448
Deferred income tax liability		135,000	135,088
		145,116	144,782

		150,809	148,759

Equity
Issued capital	9	552,105	551,074
Share Issuance Obligations	9	29	—
Reserves	9	23,270	22,420
Accumulated deficit		(44,694)	(40,168)
Accumulated other comprehensive income		329	325
		531,039	533,651
		681,848	682,410

Approved by the Board of Directors:

/s/ Ken Robertson	/s/ Warren Gilman
Ken Robertson Director	Warren Gilman Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Loss and Other Comprehensive Loss

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

		For the three months ended
	Notes	March 31, 2023	March 31, 2022
		($)	($)
Revenue
Royalty and option income	10	767	638
Cost of sales
Depletion	4	(117)	(488)
Gross profit		650	150

Expenses
Consulting fees		(49)	(487)
Depreciation		(21)	(15)
Management and directors’ fees	12	(448)	(345)
Salaries, wages and benefits		(210)	(250)
Investor communications and marketing expenses		(230)	(337)
Office and technology expenses		(227)	(178)
Transfer agent and regulatory fees		(151)	(229)
Insurance fees		(394)	(527)
Professional fees		(796)	(1,365)
Share-based compensation	9	(880)	(1,146)
Mineral interest maintenance expenses		(18)	(47)
Share of loss in associate	6	(128)	(108)
Dilution gain in associate	6	—	80
Impairment of royalty	4	—	(3,821)
Operating loss for the period		(2,902)	(8,625)

Other items
Change in fair value of derivative liabilities	8	230	1,798
Change in fair value of short-term investments	3	58	3,875
Foreign exchange gain / (loss)		(48)	13
Interest expense		(294)	(105)
Loss on Loan modification	7	(249)	—
Other income		34	4
Net loss before income taxes for the period		(3,171)	(3,040)
Tax recovery		88	652
Net loss after income taxes for the period		(3,083)	(2,388)

Other comprehensive income
Item that may be reclassified subsequently to net income:
Foreign currency translation differences		4	5
Total comprehensive loss for the period		(3,079)	(2,383)

Net loss per share, basic and diluted		(0.02)	(0.02)

Weighted average number of common shares outstanding, basic and diluted		144,289,573	134,019,359

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

	Notes	Number of Common Shares	Issued Capital ($)	Share Issuance Obligations ($)	Reserves ($)	Accumulated Deficit ($)	Accumulated Other Comprehensive Income ($)	Total ($)
Balance at December 31, 2021		133,927,501	527,132	—	20,611	(21,988)	441	526,196
Common shares issued to acquire royalties		207,449	832	—	—	—	—	832
Share issuance obligation to acquire royalties		—	—	201	—	—	—	201
Common shares issued for marketing services		35,435	135	—	—	—	—	135
Common shares issued upon exercise of common share purchase warrants		82,373	351	—	(161)	—	—	190
Share-based compensation - performance based restricted shares			116	—	—	—	—	116
Share-based compensation - share options		—	—	—	617	—	—	617
Share-based compensation - restricted share units		—	—	—	111	—	—	111
Net loss for the period		—	—	—	—	(2,388)	5	(2,383)
Dividends		—	—	—	—	(1,342)	—	(1,342)
Balance at March 31, 2022		134,252,758	528,566	201	21,178	(25,718)	446	524,673

Balance at December 31, 2022		143,913,069	551,074	—	22,420	(40,168)	325	533,651
Common shares issued upon vesting of restricted share units	9	53,620	—	—	—	—	—	—
Share-based compensation - share options	9	—	—	—	528	—	—	528
Share-based compensation - restricted share units	9	—	—	—	322	—	—	322
At-the-Market offering:
Common shares issued to for cash	9	415,728	1,058	—	—	—	—	1,058
Agent fees	9	—	(27)	—	—	—	—	(27)
Net loss for the period		—	—	—	—	(3,083)	4	(3,079)
Dividends - DRIP	9	—	—	29	—	(29)	—	—
Dividends	9	—	—	—	—	(1,414)	—	(1,414)
Balance at March 31, 2023		144,382,417	552,105	29	23,270	(44,694)	329	531,039

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

	For the three months ended
	March 31
	2023	2022
	($)	($)
Operating activities
Net loss for the period	(3,083)	(2,388)
Items not involving cash:
Depreciation	21	15
Depletion	117	488
Interest expense	294	105
Loan modification loss	249	—
Other income	(13)	(4)
Share-based compensation	880	1,146
Change in fair value of short-term investments	(58)	(3,875)
Change in fair value of derivative liabilities	(230)	(1,798)
Impairment of royalty	—	3,821
Share of loss in associate	128	108
Dilution gain in associate	—	(80)
Deferred tax recovery	(88)	(652)
Unrealized foreign exchange gain	—	(63)
Operating cash flows before movements in working capital	(1,783)	(3,177)
Net changes in non-cash working capital items:
Accounts receivables	137	40
Prepaids and other receivables	(948)	506
Accounts payable and accrued liabilities	533	(4,985)
Cash used in operating activities	(2,061)	(7,616)

Investing activities
Restricted cash released	—	609
Investment in royalties and other mineral interests	(27)	(15,108)
Proceeds on disposition of marketable securities	963	9,562
Investment in associate	—	(409)
Proceeds from option agreements	1,138	1,035
Purchase of equipment	—	(28)
Dividend received	24	—
Interest received	1	1
Cash provided by / (used in) investing activities	2,099	(4,338)

Financing activities
Proceeds from At-the-Market offering, net of agents’ fees and issuance costs	1,031	—
Proceeds from exercise of common share purchase warrants	—	440
Net proceeds from bank loan	26	9,551
Interest paid	(120)	(59)
Payment of lease obligations	(23)	(14)
Dividends	—	(1,342)
Cash provided by financing activities	914	8,576

Effect of exchange rate changes on cash	—	7

Net increase (decrease) in cash	952	(3,371)
Cash and cash equivalents
Beginning of period	5,847	13,826
End of period	6,799	10,455

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

1. Corporate information

Gold Royalty Corp. (“GRC” or the “Company”) is a company incorporated in Canada on June 23, 2020 and domiciled in Canada. GRC is principally engaged in acquiring gold-focused royalty and mineral stream interests. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

The Company was a subsidiary of GoldMining Inc. (“GoldMining”) until the Company completed its initial public offering (the “IPO”) on March 11, 2021. The Company’s common shares (the “GRC Shares”) and common share purchase warrants are listed on the NYSE American under the symbols “GROY” and “GROY.WS”, respectively.

On February 7, 2023, Golden Valley Mines and Royalties Ltd. continued into British Columbia from the jurisdiction of Canada and amalgamated with Abitibi Royalties Inc. as one company under the name Golden Valley Abitibi Royalties Ltd.

2. Basis of preparation and Significant accounting policies

2.1 Statement of compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended September 30, 2022 and the three months ended December 31, 2022.

These condensed interim consolidated financial statements were authorized for issue by the Company’s board of directors (the “Board”) on May 11, 2023.

2.2 Basis of presentation

The Company’s condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company’s condensed interim consolidated financial statements are presented in United States dollars (“U.S. dollar”, “$” or “dollar”). All values are rounded to the nearest thousand except where otherwise indicated.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s annual financial statements for the year ended September 30, 2022 and the three months ended December 31, 2022. The Company’s interim results are not necessarily indicative of its results for a full year.

The consolidated financial statements include the financial statements of Gold Royalty Corp. and its wholly-owned subsidiaries, being Gold Royalty U.S. Corp., Ely Gold Royalties Inc., 1320505 B.C. Ltd., Nevada Select Royalty, Inc., Ren Royalties LLC, VEK Associates, DHI Minerals (U.S.) Ltd and Golden Valley Abitibi Royalties Ltd and its subsidiaries are consolidated from the date the Company obtained control, and continue to be consolidated until the date that its control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

The accounts of all subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of the Company and all its subsidiaries is the United States dollar.

3. Short-term investments

($)
Balance at December 31, 2021	25,057
Additions	1,013
Disposition	(22,190)
Fair value change due to price change	(680)
Fair value change due to foreign exchange	640
Balance at December 31, 2022	3,840
Additions	65
Disposition	(963)
Fair value change due to price change	(22)
Fair value change due to foreign exchange	80
Balance at March 31, 2023	3,000

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

4. Royalty and other mineral interests

($)
Balance at December 31, 2021	630,182
Additions	44,758
Disposition	(86)
Depletion	(1,685)
Option payments received	(1,844)
Impairment	(3,821)
Balance at December 31, 2022	667,504
Additions	349
Disposition	(322)
Depletion	(117)
Option payments received	(1,203)
Balance at March 31, 2023	666,211

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

4. Royalty and other mineral interests (continued)

	Cost			Accumulated Depletion			Others			Carrying Amount
	December 31, 2022	Additions	March 31, 2023	December 31, 2022	Depletion	March 31, 2023	Disposition	Option payments	Total	March 31, 2023
	($)	($)	($)	($)	($)	($)		($)	($)	($)
Beaufor	1,235	—	1,235	—	—	—	—	—	—	1,235
Borden	3,889	—	3,889	(586)	(30)	(616)	—	—	—	3,273
Cheechoo	12,640	—	12,640	—	—	—	—	—	—	12,640
Côté	16,132	—	16,132	—	—	—	—	—	—	16,132
Croinor	5,779	—	5,779	—	—	—	—	—	—	5,779
Fenelon	41,553	—	41,553	—	—	—	—	—	—	41,553
Gold Rock	3,275	—	3,275	—	—	—	—	—	—	3,275
Granite Creek	21,768	—	21,768	—	—	—	—	—	—	21,768
Hog Ranch	12,879	—	12,879	—	—	—	—	—	—	12,879
Jerritt Canyon	8,921	—	8,921	(549)	(61)	(610)	—	—	—	8,311
Lincoln Hill	5,421	—	5,421	—	—	—	—	—	—	5,421
Malartic	318,393	—	318,393	(817)	(9)	(826)	—	—	—	317,567
Marigold	1,261	—	1,261	(84)	—	(84)	—	—	—	1,177
McKenzie Break	4,301	—	4,301	—	—	—	—	—	—	4,301
Railroad-Pinion	3,032	—	3,032	—	—	—	—	—	—	3,032
REN (Net Profit Interest)	21,017	—	21,017	—	—	—	—	—	—	21,017
REN (Net Smelter Return)	42,921	—	42,921	—	—	—	—	—	—	42,921
São Jorge	2,274	—	2,274	—	—	—	—	—	—	2,274
Titiribi	3,010	—	3,010	—	—	—	—	—	—	3,010
Whistler	2,575	—	2,575	—	—	—	—	—	—	2,575
Yellowknife	1,870	—	1,870	—	—	—	—	—	—	1,870
Others	135,494	349	135,843	(100)	(17)	(117)	(322)	(1,203)	(1,525)	134,201
Total (1)	669,640	349	669,989	(2,136)	(117)	(2,253)	(322)	(1,203)	(1,525)	666,211
(1)
Royalty and other mineral interests include non–depletable assets of $478,319 and depletable assets of $187,892.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

4. Royalty and other mineral interests (continued)

The following is a summary of selected royalties own by the Company as of March 31, 2023:

Asset	Interest	Jurisdiction
Producing
Borden Mine (1)	0.5% NSR	Ontario, Canada
Canadian Malartic Property (open pit) (1)	2.0% – 3.0% NSR	Québec, Canada
Jerritt Canyon Mine	0.5% NSR	Nevada, USA
Jerritt Canyon Mine (Per Ton Royalty)	$0.15 – $0.40 Per Ton Royalty	Nevada, USA
Marigold Mine (1)	0.75% NSR	Nevada, USA
Granite Creek	10% NPI	Nevada, USA
Isabella Pearl Mine (1)	0.375% Gross Revenue Royalty	Nevada, USA
Key Developing
Beaufor Mine	1.0% NSR	Québec, Canada
Beaufor-Beacon Mill (Per Tonne Royalty (“PTR”))	C$1.25 – C$3.75 PTR	Québec, Canada
Côté Gold Project (1)	0.75% NSR	Ontario, Canada
Fenelon Gold Property	2.0% NSR	Québec, Canada
Gold Rock Project	0.5% NSR	Nevada, USA
Hog Ranch Project	2.25% NSR	Nevada, USA
La Mina Project	2.0% NSR	Colombia
Lincoln Hill Project	2.0% NSR	Nevada, USA
Canadian Malartic - Odyssey Project (1) (underground)	3.0% NSR	Québec, Canada
Railroad-Pinion Project (1)	0.44% NSR	Nevada, USA
REN - Carlin Mines	1.5% NSR	Nevada, USA
REN - Carlin Mines (NPI)	3.5% NPI	Nevada, USA
São Jorge Project	1.0% NSR	Brazil
Sleeper Project	0.33% NSR	Nevada, USA

Note:

(1)
Royalty applies to only a portion of the property.

Val d'Or Mining Royalties and Strategic Alliance

On December 1, 2022, through our subsidiaries, the Company entered into an agreement (the "VZZ Agreement") with Val d'Or Mining Corporation ("VZZ"), whereby, among other things, the Company’s subsidiary Golden Valley Mines and Royalties Ltd. ("Golden Valley") would transfer to VZZ interests in 12 prospective properties held by it with a carrying value of $322 in exchange for royalties thereon. The subject properties are located in Québec and Ontario. The transactions under the VZZ Agreement were completed during the three months ended March 31, 2023, pursuant to which Golden Valley:

•
divested certain mineral rights and other interests to VZZ and retained a 0.5% to 1.0% NSR royalty on the following properties located in Québec and Ontario: Bogside, Bogside NW, Cheechoo B East, Island 27, Matachewan, Munro, North Contact, Recession Larder, Riverside, Sharks, Smokehead and Titanic;
•
assigned to VZZ certain mineral rights and interests under an option agreement with Eldorado Gold (Québec) Inc. and retained a 1.5% NSR royalty on the Claw Lake, Cook Lake and Murdoch Creek properties in Ontario and the Perestroika Prospect in Québec; and
•
retained a right of first refusal on any royalty or similar interest that VZZ intends to sell, transfer or otherwise dispose of. Such right of first refusal is subject to our and our affiliates holding at least 10% of the outstanding common shares of VZZ. As of the date of this Transition Report, we own 35% of the outstanding common shares of VZZ.

The 12 prospective properties with carrying value of $322 were derecognized as assets, and the NSR royalty assets retained recognized at $322. Transaction cost amounting to $40 was capitalized in addition to the carrying value.

Jerritt Canyon

On March 20, 2023, First Majestic announced it is temporarily suspending all mining activities and reducing its workforce at Jerritt Canyon effective immediately. During the suspension, First Majestic announced the intention to process aboveground stockpiles through the plant and continue exploration activities throughout 2023. The Company considered the temporary suspension of mining activities to be an indicator of impairment and conducted an impairment analysis as of March 31, 2023 to estimate the recoverable amount of its royalty assets. The recoverable amount was estimated using a discounted cash flow model and the following assumptions: consensus average gold prices of $1,688 over the longer term, resumption of production at the mine in 2025 and a post-tax real discount rate of 5%. As at March 31, 2023, the carrying value of the Jerritt Canyon mine royalties totaled $8,311.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

5. Long-term investment

As at March 31, 2023, long-term investment includes a $1,587 (C$2 million) (December 31, 2022: $1,587 (C$2 million)) investment for a 12.5% equity interest in Prospector Royalty Corp. (“PRC”). PRC is a private company that provides the Company preferred access to a proprietary, extensive and digitized royalty database. In conjunction with the investment, the Company has entered into a royalty referral arrangement with PRC, which will provide the Company with the opportunity to acquire certain royalties identified by PRC.

6. Investment in associate

The Company acquired 25,687,444 common shares of VZZ as part of the acquisition of Golden Valley. On March 18, 2022, the Company participated in the private placement offering and acquired 3,277,606 units at a price of C$0.16 per unit. Each unit comprised of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable for the purchase of one common share of Val-d’Or at a per share price of C$0.20 until March 18, 2024. As at March 31, 2023, the Company has a 35.59% equity interest in Val-d’Or.

The following table summarizes the changes to investment in associates for the period from December 31, 2022 to March 31, 2023:

($)
Balance at December 31, 2021	1,217
Addition	409
Share of loss in associate	(152)
Dilution gain	100
Translation gain	(115)
Balance at December 31, 2022	1,459
Share of loss in associate	(128)
Translation gain	4
Balance at March 31, 2023	1,335

7. Bank loan

On January 24, 2022, the Company entered into a definitive credit agreement with the Bank of Montreal providing for a $10,000 secured revolving credit facility (the "Facility"), that includes an accordion feature providing for an additional $15,000 of availability (the "Accordion"), subject to certain conditions. The Facility, secured against certain assets of the Company, is available for general corporate purposes, acquisitions, and investments subject to certain limitations. Amounts drawn on the Facility bear interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% per annum or Adjusted Term SOFR plus a margin of 4.00% per annum, as applicable, and the undrawn portion is subject to a standby fee of 0.90% per annum. The Adjusted Term SOFR shall mean on any day the Term SOFR Reference Rate as published by the Term SOFR Administrator for the tenor comparable to the applicable interest period, plus certain credit spread adjustments.

On September 14, 2022, the Company and Bank of Montreal agreed to extend the maturity date of the Facility from March 31, 2023 to March 31, 2025. The exercise of the Accordion is subject to certain additional conditions and the satisfaction of financial covenants.

On February 13, 2023, the Company announced an amended and restated credit agreement with the Bank of Montreal and the National Bank of Canada to expand its existing secured revolving credit facility to $20,000, with an accordion feature providing for an additional $15,000 of availability, subject to certain additional conditions. On February 17, 2023, the Company settled the principal amount, all accrued and unpaid interest of the previous loan with proceeds from the amended and restated credit agreement. The Facility will have a maturity date of March 31, 2025.

The following outlines the movement of the bank loan from December 31, 2021 to March 31, 2023:

($)
Balance at December 31, 2021	—
Additional draw-down	10,000
Less: transaction costs and fees	(597)
Modification adjustment	(316)
Interest expense	896
Interest paid	(535)
Balance at December 31, 2022	9,448
Additional draw-down	287
Less: transaction costs and fees	(261)
Modification adjustment	249
Interest expense	289
Interest paid	(124)
Balance at March 31, 2023	9,888

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

8. Derivative liabilities

The Company acquired put and call options on certain short-term investments as part of the acquisition of Abitibi. These put and call options are classified as derivative liabilities in accordance with IAS 32 Financial Instruments: Presentation. At each reporting date, the change in fair value is recognized in the consolidated statements of comprehensive loss. For the three months ended March 31, 2023, the fair value gain of $100 are recorded in change in fair value of derivative liabilities in the condensed consolidated statements of comprehensive loss. All put options were expired/extinguished as at March 31, 2023.

As at March 31, 2023, each of the 8,849,251 warrants to purchase common shares of Ely (an “Ely Warrant”) that were outstanding represent the right to acquire, on valid exercise thereof (include payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001. The Ely Warrants were classified as derivative liabilities in accordance with IAS 32 Financial Instruments: Presentation as they are denominated in Canadian dollars, which differs from the Company’s functional currency. The fair value of such Ely Warrants is remeasured on the reporting date and the change in fair value is recognized in the condensed consolidated statements of comprehensive loss.

As at March 31, 2023, the fair value of the Ely Warrants has been estimated based on the Black-Scholes option pricing model using the following weighted average assumptions: risk-free interest rate of 3.71%, expected life of the Ely Warrant of 0.14 years, expected volatility of 40%, expected dividend yield of 0% and estimated forfeiture rate of 0%. The Company recorded a fair value gain on the warrant derivative liabilities of $130 in change in fair value of derivative liabilities in the condensed consolidated statements of comprehensive loss for the three months ended March 31, 2023.

The movement in derivative liabilities is as follows:

($)
Balance at December 31, 2021	5,027
Repurchase of Abitibi call options	(8)
Change in fair value during the period	(4,777)
Balance at December 31, 2022	242
Change in fair value during the period	(230)
Balance at March 31, 2023	12

9. Issued capital

9.1 Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series without par value. As at March 31, 2023, the Company had 144,382,417 common shares issued and outstanding (December 31, 2022: 143,913,069)

On July 5, 2022, the Company issued 56,757 GRC Shares with fair value of $125 to service providers for the provision of marketing services. The Company amortized the prepaid service fee over the term of the agreement and recognized $30 as share-based compensation expense for the three months ended March 31, 2023.

9.2 At-the-Market Program

On August 15, 2022, the Company entered into an equity distribution agreement (the "Equity Distribution Agreement") with a syndicate of agents, providing for the issuance of up to $50 million shares of GRC from treasury to the public from time to time pursuant to an "at the market" equity program (the "ATM Program"). Unless earlier terminated by the Company or the agents as permitted therein, the Equity Distribution Agreement will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the GRC Shares sold under the ATM Program reaches $50 million; or (b) September 1, 2023.

During the three months ended March 31, 2023, total of 415,728 GRC Shares were distributed by the Company through the facilities of the NYSE under the ATM Program for gross proceeds of $1,058 (representing net proceeds of $1,031) at an average selling price of $2.55 per share. The Agents were paid aggregate commissions of $27 in connection with such sales.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

9. Issued capital (continued)

9.3 Restricted Shares

On October 19, 2020, the Company issued 1,500,000 restricted shares (the “Restricted Shares”) to certain officers and directors of the Company and GoldMining, the terms of which were subsequently amended on January 10, 2021. The Restricted Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to the Company without the requirement of any further consideration. The performance conditions are as follows:

(1)
with respect to one-third of the Restricted Shares awarded to the holder, if the Company’s initial public offering or any liquidity event (being any liquidation, dissolution or winding-up of the Company or distribution of all or substantially all of the Company’s assets among shareholders or a change of control transaction) occurs that values the Company at a minimum of $50,000,000 (condition met);
(2)
with respect to one-third of the Restricted Shares awarded to the holder, if the Company receives $1,000,000 of royalty payments under any of the Company’s royalty interests prior to October 19, 2023 (condition met); and
(3)
with respect to one-third of the Restricted Shares awarded to the holder, if the holder continues to be a director, officer, employee or consultant of the Company or an entity that is under common control with the Company for a period of one year after the initial public offering is completed (condition met).

No expense was recognized for the three months ended March 31, 2023. During the three months ended March 31, 2022, the Company recognized share-based compensation expense of $115 related to the Restricted Shares.

9.4 Restricted Share Units

The following outlines the movements of the Company’s RSUs:

	Number of RSUs	Weighted Average Grant Price ($)
Balance at December 31, 2021	—	—
Granted	771,552	3.25
Forfeited	(2,005)	4.92
Balance at December 31, 2022	769,547	3.25
Granted	50,497	2.18
Vested	(53,620)	4.89
Forfeited	(451)	2.81
Balance at March 31, 2023	765,973	3.06

During the three months ended March 31, 2023, the Company granted 50,497 RSUs at a weighted average value of $2.18 to certain officers, directors, and consultants of the Company. The RSUs vest in three equal annual instalments during the recipient's continual service with the Company. During the three months ended March 31, 2023, the Company recognized share-based compensation expense of $322 related to RSUs and 53,620 common shares were issued in respect of vested RSUs.

The Company classifies RSUs as equity instruments since the Company has the ability and intent to settle the awards in common shares. The compensation expense is calculated based on the fair value of each RSU as determined by the closing value of GRC Shares at the date of the grant. The Company recognizes compensation expenses over the vesting period of the RSUs.

9.5 Reserves

The following outlines the movements of the Company’s common share purchase warrants, share options and RSUs:

	Reserves
	Warrants	Share Based Awards	Total
	($)	($)	($)
Balance at December 31, 2021	8,975	11,636	20,611
Exercise of Ely Warrants	(683)	—	(683)
Share-based compensation - share options	—	1,950	1,950
Share-based compensation - RSUs	—	542	542
Balance at December 31, 2022	8,292	14,128	22,420
Share-based compensation - share options	—	528	528
Share-based compensation - RSUs	—	322	322
Balance at March 31, 2023	8,292	14,978	23,270

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

9. Issued capital (continued)

9.5 Reserves (continued)

Common Share Purchase Warrants

During the year ended December 31, 2022, the Company issued 10,350,000 common share purchase warrants at an exercise price of $7.50 per share. The number of common share purchase warrants outstanding as at March 31, 2023 was 10,350,000 warrants at an exercise price of $7.50 per share and with a weighted average remaining contractual life of 0.95 years.

As at March 31, 2023, there were 11,518,252 Ely Warrants outstanding which are exercisable into 2,821,971 GRC Shares based on a 0.245 exchange ratio. The Ely Warrants have a weighted average exercise price of C$4.17 per GRC Share and with a weighted average remaining contractual life of 0.61 years.

Share Options

The Company adopted a long-term incentive plan (the “LTIP”) which provides that the Board of Directors may, from time to time, in its discretion, grant awards of restricted share units, performance share units, deferred share units and share options to directors, officers, employees and consultants. The aggregate number of common shares issuable under the LTIP in respect of awards shall not exceed 10% of the common shares issued and outstanding.

The following outlines the movements of the Company’s common share options:

	Number of options	Weighted Average Exercise Price ($)
Balance at December 31, 2021	5,514,245	3.32
Granted	2,848,623	2.98
Forfeited	(126,200)	4.28
Balance at December 31, 2022	8,236,668	3.18
Granted	5,000	2.33
Balance at March 31, 2023	8,241,668	3.18

During the three months ended March 31, 2023, the Company granted 5,000 share options at an exercise price of $2.33 to an employee. These share options are exercisable for a period of 5 years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

The fair value of the 5,000 share options granted during three months ended March 31, 2023 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	4.55%
Expected life (years)	1.37
Expected volatility	41.83%
Expected dividend yield	1.72%
Estimated forfeiture rate	13.33%

As there is insufficient trading history of the Company's common shares prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector in which the Company operates over a period similar to the expected life of the share options.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

9. Issued capital (continued)

9.5 Reserves (continued)

A summary of share options outstanding and exercisable as at March 31, 2023, are as follows:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
1.00 to 1.99	2,450,929	1.38	1.72	2,450,929	1.38	1.72
2.00 to 2.99	2,373,708	2.43	4.18	641,264	2.43	4.18
3.00 to 3.99	17,514	3.06	4.14	8,757	3.06	4.14
4.00 to 4.99	894,517	4.66	3.60	792,138	4.66	3.60
5.00 and above	2,505,000	5.00	2.94	2,505,000	5.00	2.94
	8,241,668	3.18	3.42	6,398,088	3.32	3.07

The fair value of the Company’s share options recognized as share-based compensation expense during the three months ended March 31, 2023 were $528 (2022: $618), using the Black-Scholes option pricing model.

9.6 Dividends

The Company declared dividend of $1,443 for the three months ended March 31, 2023.

9.7 Dividend Reinvestment Plan (“DRIP”)

On February 16, 2023, the Company adopted the DRIP commencing with its dividend payment for the three months ended March 31, 2023. The DRIP provides eligible shareholders of the Company with the opportunity to have all or a portion of the cash dividends declared on their common shares by the Company automatically reinvested into additional common shares, without paying brokerage commissions.

The Company has the discretion to cause share issuances under the DRIP to be satisfied by issuing common shares from treasury or through purchases of common shares on the open market including the facilities of the NYSE American.

10. Royalty and option income

	For the three months ended March 31
	2023	2022
	($)	($)
Royalty and option income were generated from:
Canadian Malartic	18	64
Borden	63	—
Jerritt Canyon	120	181
Others	566	393
	767	638

For the three months ended March 31, 2023 and 2022, others consist of royalty income from the Isabella Pearl Mine and advance mineral royalty payments received.

11. Financial instruments

The Company’s financial assets consist of cash and cash equivalents, short-term and long-term investments, accounts receivable, accounts payable and accrued liabilities, lease obligation, bank loan and derivative liabilities.

The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

11. Financial instruments (continued)

The Company’s short and long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as equity prices. The Company’s short-term investments are measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy. The fair value of short-term investments is based on the quoted market price of the short-term investments. The fair value of the long-term investment is classified as Level 3 and measured based on data such as the price paid by arm’s length parties in a recent transaction. The fair value of the derivative liabilities related to Ely Warrants is determined using the Black-Scholes valuation model. The fair value of derivative warrants to purchase shares in Monarch Mining Corporation ("Monarch") and VZZ were initially determined on a residual value basis and subsequently measured using the Black-Scholes valuation model. The significant inputs used are readily available in public markets and therefore have been classified as Level 2. Inputs used in the Black-Scholes model for derivative liabilities include risk-free interest rate, volatility, and dividend yield. The fair value of the derivative liabilities related to the put and call option contracts is based on the quoted market price of these contracts.

The fair value of the Company's other financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Bank loan and lease obligation are measured at amortized cost. The fair value of the bank loan and lease obligation approximate their carrying values as their interest rates are comparable to current market rates.

The financial risk arising from the Company's operations are credit risk, liquidity risk, currency risk, equity price risk and interest rate risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

11.1 Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, currency risk, equity price risk and interest rate risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

11.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances and accounts receivable. The Company mitigates credit risk associated with its bank balances by holding cash with Schedule I chartered banks in Canada and their US affiliates. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents in excess of the amount of government deposit insurance coverage for each financial institution and accounts receivable. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.

11.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company’s working capital (current assets less current liabilities) as at March 31, 2023 was $6,719 compared to $7,559 as at December 31, 2022. The Company’s accounts payable and accrued liabilities and government loan are expected to be realized or settled, respectively, within a one-year period.

The Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. In managing liquidity risk, the Company takes into account the amount available under the ATM Program, anticipated cash flows from operating activities and its holding of cash and short-term investments. The Company believes it has the required liquidity to meet its obligations and to finance its planned activities.

11.4 Currency risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities in currencies other than its functional currency. The Company currently does not engage in foreign exchange currency hedging. The currency risk on its cash and cash equivalents, short-term investments, accounts payable and accrued liabilities and derivative liabilities are minimal.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

11. Financial instruments (continued)

11.5 Equity price risk

The Company is exposed to equity price risk associated with its investment in other mining companies. The Company’s short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the Company’s short-term investments held as at March 31, 2023, a 10% change in the market price of these investments would have an impact of approximately $219 on net loss.

11.6 Interest rate risk

The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and secured revolving credit facility, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash balances are minimal. The Company's secured revolving credit facility bears interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% or Adjusted Term SOFR plus a margin of 4.00%, as applicable and an increase (decrease) of 10 basis point in the applicable rate of interest would not have a significant impact on the net loss for three months ended March 31, 2023. The Company's lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis point would not have a significant impact on the net loss for the three months ended March 31, 2023.

12. Related party transactions

12.1 Related Party Transactions

During the three months ended March 31, 2023, the Company incurred $1 in technology expenses for website design, hosting and maintenance service provided by Blender. During the three months ended March 31, 2022, the Company incurred $249 in office and technology expenses for website design, hosting and maintenance service provided by Blender, respectively. Blender is controlled by a family member of Amir Adnani, a director of the Company. On October 12, 2021, the Company issued 120,000 GRC Shares to Blender as compensation for the expanded scope of digital marketing services to be provided by Blender for a contract term ending on June 27, 2022. During the three months ended March 31, 2022, the Company recognized share-based compensation expense of $209 in respect of this contract.

Related party transactions are based on the amounts agreed to by the parties.

12.2 Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors’ fees incurred for services provided by key management personnel of the Company for the three months ended March 31, 2023 are as follows:

	For the three months ended March 31
	2023	2022
	($)	($)
Management salaries	326	284
Directors’ fees	122	61
Management and directors’ fees	448	345
Share-based compensation	679	690
	1,127	1,035

13. Operating segments

The Company conducts its business as a single operating segment, being the investment in royalty and mineral stream interests. Except for royalties on gold projects located in Brazil, Colombia, Peru, Turkey and the United States, substantially all of the Company's assets and liabilities are held in Canada.

	March 31, 2023	December 31, 2022
	($)	($)
Non-current assets by geographical region as of:
Canada	453,686	453,801
USA	215,750	217,073
Total	669,436	670,874